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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ___________________


                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3)*


                     AMERICAN MOBILE SATELLITE CORPORATION
                                (Name of Issuer)


                          COMMON STOCK $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  02755 R-10-3
                                 (CUSIP Number)


                             Noah Samara as trustee
                        of XM Ventures, a Maryland trust
                           c/o WorldSpace Corporation
                              2400 N Street, N.W.
                             Washington, D.C. 20037
                            Attn:  Donald J. Frickel
                                  202-969-6160
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 10, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]


-------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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----------------------------
CUSIP No. 02755 R-10-3        SCHEDULE 13D
----------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Noah A. Samara as trustee
         of XM Ventures, a Maryland trust (EIN:  52 - 6999134)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]
                                                        (b) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)   [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
                                                        4,094,244
   SHARES       ---------------------------------------------------------------

 BENEFICIALLY      8    SHARED VOTING POWER
                                                        0
  OWNED BY      ---------------------------------------------------------------

    EACH           9    SOLE DISPOSITIVE POWER
                                                        4,094,244
 REPORTING      ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
 PERSON WITH                                            0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,094,244
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.44%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                     00
-------------------------------------------------------------------------------

                                       2
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     This Amendment No. 3 to the Schedule 13D dated July 19, 1999 (hereinafter referred to as the "Schedule 13D"), relating to the common stock of American Mobile Satellite Corporation, amends and supplements the Schedule 13D. Capitalized terms used herein have the meanings set forth in the Schedule 13D.


Item 5  Interest in Securities of the Issuer
------  ------------------------------------

     Item 5 of the Schedule 13D is hereby amended and supplemented with the following information:

     On January 6, 2000, the Trust sold 25,000 shares of common stock of the Issuer in a market transaction at a price of $19.0000 per share (inclusive of commissions). On February 9, 2000, the Trust sold 660,000 shares of common stock of the Issuer in a market transaction at a price of $21.7817 per share (inclusive of commissions). On February 10, 2000, the Trust sold an aggregate of 1,000,000 shares of common stock of the Issuer in two market transactions at a price of $21.8083 per share (inclusive of commissions). On March 10, 2000, the Trust sold 1,000,000 shares of common stock of the Issuer in a market transaction at a price of $40.1047 per share (inclusive of commissions).

     The purpose of the above transactions was to provide liquidity for the Trust.

                                       3
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2000

                                    XM VENTURES, a Maryland trust


                                    By:  /s/ Noah A. Samara
                                         ----------------------------
                                         Noah A. Samara as trustee


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